Client: 20589-00001

March 26, 2013

Via EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	CommonWealth REIT (“CommonWealth”)

Preliminary Proxy Statement on Schedule 14A

Filed on March 13, 2013 by Corvex Management LP, Mr. Keith A. Meister,

Related Fund Management, LLC, et al.

File No. 001-09317

Dear Mr. Orlic:

On behalf of our clients, Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related” and, together with Corvex, the “Proposing Shareholders”), set forth below are the Proposing Shareholders’ responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the comment letter dated March 22, 2013 (the “Comment Letter”), with respect to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”). Attached hereto is Amendment No. 1 to the Proposing Shareholders’ Schedule 14A (the “Amended Schedule 14A”), containing changes and revisions in response to the Staff’s comments. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14A.

The Proposing Shareholders’ responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

General

1.	Please provide an analysis as to whether Mr. Stephen M. Ross is a participant in the solicitation and a member of the participants’ Schedule 13D group.

Response:

On behalf of the Proposing Shareholders, we respectfully submit that Mr. Ross is not a participant in the solicitation nor is he a member of the participants’ Schedule 13D group.

March 26, 2013

All the Related Shares are held by RRERF Acquisition, LLC, a wholly owned subsidiary of Related Real Estate Recovery Fund, L.P. (“Recovery Fund”). Related Management, LLC (“Related Management”) acts as investment advisor to Recovery Fund and controls its general partner, and all investment decisions related to any direct or indirect holdings of Recovery Fund, including the Related Shares, are made by an investment committee comprised of five natural persons (the “Investment Committee”).

As disclosed in the Schedule 14A, The Related Companies, L.P. (“Related Companies”) is the managing member of Related Management. Although Mr. Ross is the sole shareholder and Chairman of The Related Realty Group, Inc., the general partner of Related Companies, Mr. Ross is not involved in the investment activities or day-to-day operations of Related Management or any of its subsidiaries or related funds. In fact, he does not occupy any office in any such entities and is not a member of the Investment Committee. Furthermore, both Mr. Ross and The Related Realty Group, Inc. have each committed in writing to Related Management and the individual members of the Investment Committee, that neither of them will exercise any rights or discretion Mr. Ross or The Related Realty Group, Inc. may have to (I) change the composition of the Investment Committee or (II) direct or influence the investment or advisory activities of Related Management, Recovery Fund, and other related entities. In light of the foregoing, Mr. Ross does not have sole or shared voting power or dispositive power with respect to the Related Shares and, therefore, is not the beneficial owner of such shares or a member of the participants’ Schedule 13D group.

We further advise the Staff that Mr. Ross does not intend to participate in the solicitation of consents in connection with the Removal Proposal. Furthermore, we have been advised that Mr. Ross (1) is not a member of any committee or group which solicits consents, and is not acting alone or with one or more other persons, directly or indirectly, in taking the initiative, or engaging, organizing, directing, or arranging for the financing of, any such committee or group; (2) has not financed or joined with another to finance the solicitation of consents; and (3) has not lent money or furnished credit or entered into any other arrangements, pursuant to any contract or understanding with a participant, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the registrant by any participant or other persons, in support of or in opposition to a participant. Accordingly, we do not believe Mr. Ross falls within the scope of the term “participant” as defined in Instruction 3 to Item 4 of Schedule 14A.

2.	You state that the Removal Proposal must be approved by the holders of two-thirds of the outstanding shares on the record date. Please clarify, if true, that the two-thirds requirement must be met for removal of each individual trustee. Please also disclose what will occur if some, but not all, of the trustees receive votes for removal from two-thirds of the outstanding shares.

March 26, 2013

Response:

In response to the Staff’s comment, the Schedule 14A has been revised to include the following language on page 12 of the Amended Schedule 14A:

“A shareholder may consent to the removal of only certain existing trustees by designating the names of one or more trustees who the shareholder does not wish to be removed in the indicated space on the consent card. The removal of each individual trustee must be consented to by two-thirds of the Shares outstanding and entitled to vote on the Consent Record Date. If some, but not all, of the trustees receive votes for removal from two-thirds of the outstanding Shares, only those trustees will be removed as of the effective time of the Removal Proposal, and the other trustees will remain on the Board. Any remaining trustees will be able to fill any vacancies created by the removal of the other trustees.”

Are you soliciting consents for the election of trustees?, page 1

3.	Please disclose whether you are currently authorized to propose candidates for election as trustees at a special meeting.

Response:

In response to the Staff’s comment, the Schedule 14A has been revised to include the following language on pages 1 and 16 of the Amended Schedule 14A:

“Pursuant to the Company’s existing Amended and Restated Bylaws (the ‘Bylaws’), only shareholders who hold at least 3% of the Company’s Shares and have held such Shares continuously for at least three years are entitled to nominate trustees for election to the Board. We believe such restriction (which would restrict the Proposing Shareholders’ ability to make nominations prior to the removal of the existing Board) is inconsistent with Maryland law. In any event, we believe any such restrictions would not be applicable following the removal of the entire Board.”

March 26, 2013

Background of the Consent Solicitation, page 6

4.	We note your recent acquisition proposals. Please disclose whether you have any continued interest in acquiring the company, including whether the proposed $1.25 billion facility with Deutsche Bank Securities Inc. would accommodate such an acquisition.

Response:

In response to the Staff’s comment, the Schedule 14A has been revised to include the following language beginning on page 6 of the Amended Schedule 14A:

“While our previous offer was conditioned on the Company cancelling its dilutive equity offering, Corvex and Related Management are continuing to evaluate strategic alternatives with respect to the Company, including a potential acquisition proposal. We anticipate that any such acquisition proposal, if made, would be subject to completion of due diligence and obtaining requisite financing. In that regard, we note that the $1.25 billion facility discussed below in the section entitled ‘Financing’ beginning on page 10 is intended to replace the Company’s existing term loan agreement and revolving credit agreement in the event the entire Board is removed pursuant to the Removal Proposal, and is currently not intended to be used to acquire additional Shares. Corvex and Related Management intend to work with Deutsche Bank Securities Inc. on any further required financing.”

Reasons for Our Solicitation, page 8

5.	Please provide support for your assertion that the current board of trustees has implemented “a portfolio strategy of purchasing properties at a high valuation in order to maximize RMR’s management fees, which are based, in part, on the volume of the Company’s acquisitions, regardless of their impact on shareholder value.”

Response:

In response to the Staff’s comment, the Schedule 14A has been revised to include the following language on page 8 of the Amended Schedule 14A:

“. In that regard, we note that rather than returning value to shareholders, the Company has spent $2.7 billion on net acquisitions and capital expenditures since 2007, growing its gross real estate assets by 27.2%. Given that RMR’s fees are driven by the historical cost of the Company’s properties, such fees grow with every new acquisition completed by management and, in fact, RMR’s annual fees have grown from $59.7 million in 2007 to $77.3 million in 2012, an increase of 29.5%. In contrast to the remuneration paid out to RMR, the total return (including dividends) to a shareholder who has held the Company’s Shares from January 1, 2007 through January 15, 2013 is a loss of 38.4%, and the Company’s stock price has declined 67.5% over this same period”

March 26, 2013

6.	Please clarify what you mean by “internalization of management structure, adoption of a market cost structure, and alignment of management compensation with shareholder returns.”

Response:

In response to the Staff’s comment, the Schedule 14A has been revised to include the following language on page 8 of the Amended Schedule 14A:

“internalization of management structure (meaning that the Company should transition to having its own management team and employees instead of relying on the services of RMR or another external manager), adoption of a market cost structure (meaning that the Company’s operating expenses as a percentage of revenues should in our view be reduced), and alignment of management compensation with shareholder returns (meaning that management compensation should not be based on the historical cost of managed properties, but instead primarily on shareholder returns in order to, among other things, avoid incentivizing management to complete acquisitions at high valuations that would increase management fees even though they might not increase shareholder value, and that management compensation should be structured through management owning shares of the Company alongside its shareholders, rather than paying out fees to an external manager)”

Financing, page 9

7.	Please clarify how the “backstop commitments” differ from the potential facility with Deutsche Bank Securities Inc. Please also disclose any material terms and conditions of the “highly confident letter.”

Response:

In response to the Staff’s comment, the Schedule 14A has been revised to include the following language on page 10 of the Amended Schedule 14A:

“A successful removal of the Board will constitute a “change of control” and an event of default under each of the Company’s Credit Agreement, dated August 9, 2010 (the “Revolving Credit Agreement”), as amended and the Company’s Term Loan Agreement, dated December 16, 2010, as amended (the “Term Loan

March 26, 2013

Agreement” and collectively, the “Financing Agreements”). As a result, the lenders under the Financing Agreements would have the right to immediately accelerate all amounts due and payable under each of the Financing Agreements. We expect that the Board, in accordance with its fiduciary duties, will engage with us and its lenders in a discussion to secure appropriate waivers in the event that shareholders elect to remove the existing trustees pursuant to this Consent Solicitation. In addition, we intend to arrange backstop commitments by requesting that Deutsche Bank Securities Inc. (“Deutsche Bank”) attempt to arrange third party debt financing for a new revolving credit facility and a new term loan facility that will be available to repay, in full, amounts due and payable under the Financing Agreements in the event that such waivers are not obtained (the “Transaction”).

~~Furthermore,~~ Deutsche Bank ~~Securities Inc.~~ has delivered a “highly confident letter” to the Proposing Shareholders to the effect that, subject to the assumptions, terms and conditions described therein, Deutsche Bank ~~Securities Inc.~~ is highly confident of its ability to arrange such third party debt financing ~~to replace the Term Loan Agreement and the Revolving Credit Agreement in an aggregate amount of up to $1.25 billion~~. The “highly confident letter” (which is not a commitment to provide, arrange, place, underwrite or participate in, in each case, directly or through an affiliate thereof, any such financing) is subject to customary terms and conditions, including, but not limited to, the following: (i) no material adverse change in the condition (financial or otherwise), results of operations, business, assets, property, liabilities or prospects of the Company and its subsidiaries; (ii) the terms and structure of the third party debt financing being acceptable to Deutsche Bank; (iii) the negotiation, execution and delivery of documentation for the third party debt financing satisfactory to Deutsche Bank; (iv) completion of business and legal due diligence with respect to the Company and its subsidiaries and the Transaction; (v) the availability of consolidated financial statements and pro forma financial statements (giving effect to the Transaction) of the Company and its subsidiaries; (vi) the existing indebtedness of the Company and its subsidiaries, other than the Financing Agreements, remaining outstanding and in full force and effect, with no default or event of default existing thereunder and no requirement to offer to purchase the same as a result of a “change of control” or otherwise; (vii) there being no incremental debt (other than the third party debt financing) to be incurred in connection with the Transaction; (viii) there being a detailed plan satisfactory to Deutsche Bank with respect to the replacement of RMR, the changes to the Board effected as part of the Transaction, and with the status of any related litigation; (ix) there not having been any disruption or material adverse change in the syndication market for credit facilities or the financial or capital markets in general; (x) Deutsche Bank having a reasonable time to arrange and market the third party debt financing; and (xi) satisfaction of all other conditions Deutsche Bank would require to be fulfilled.

Solicitation of Consents, page 11

8.	Please state whether reimbursement for costs will be sought from the registrant, and, if so, whether the question of such reimbursement will be submitted to a vote of security holders See Item 4(b)(5) of Schedule 14A.

Response:

In response to the Staff’s comment, the Schedule 14A has been revised to include the following language on page 13 of the Amended Schedule 14A:

~~We may, t~~To the extent legally permissible, if successful in the adoption of the Removal Proposal, we currently intend to seek reimbursement from the Company for the costs of this Consent Solicitation. We do not currently intend to submit the question of such reimbursement to a vote of the shareholders of the Company.

March 26, 2013

Consents Procedure, page 12

9.	Please briefly disclose why you believe that Sections 2.15(b) and (c) of the bylaws are inconsistent with the Declaration of Trust and Maryland law.

Response:

In response to the Staff’s comment, the Schedule 14A has been revised to include the following language on page 15 of the Amended Schedule 14A:

“In particular, we do not believe the 30-day period provided for in Section 2.15(b) of the Bylaws to deliver written consents is a sufficient length of time to complete a consent solicitation of a public company. We believe a Maryland court would consider, among other things, Section 2-505 of the Maryland General Corporate Law, which provides that shareholders have 60 days to deliver consents to the company in order to act by written consent. In addition, we do not believe a 90-day period as provided in Section 2.15(c) to “review and certify” written consents is reasonable and that any such review can be completed in less than one week. We believe such Bylaw provisions restrict and eviscerate the rights of shareholders to act by written consent are thus in violation of the Company’s Declaration of Trust, which expressly provides for the ability of shareholders to act by written consent.”

Form of Consent Card, page 10

10.	Please tell us what consideration you gave to using a different color consent card, given the company’s choice of color for its form of proxy for the upcoming annual meeting.

Response:

On behalf of the Proposing Shareholders, we respectfully submit that our primary consideration in choosing a color of consent card was efficacy and cost. The use of a white background for a consent card facilitates its printing and distribution (whether effected in paper, facsimile or electronic form), and we believe makes it easier to read, particularly where the card is distributed in facsimile or electronic form. It is therefore not uncommon for participants in a proxy contest to seek the advantage of using the white card.

We do not believe shareholders will be confused due to the fact that CommonWealth’s form of proxy card for its upcoming annual meeting is also white as the form of consent card clearly states that the consent is being made on behalf of the Proposing Shareholders, and Corvex and Related currently do not intend to solicit proxies for the annual meeting.

March 26, 2013

11.	Please revise your form of consent card to provide for a vote “against” removal. Please also provide a means for investors to vote against the removal of any future trustees.

Response:

In response to the Staff’s comment, the form of consent card filed with the Amended Schedule 14A has been revised to provide a means to vote “against” removal and a means for investors to vote against the removal of any person or persons elected or appointed to the Board of Trustees prior to the effective time of the removal proposal.

Attached as Exhibit A hereto please find the acknowledgment requested in the Comment Letter.

We appreciate your prompt attention to this matter. If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo

Eduardo Gallardo

cc:	James Moloney
Gibson, Dunn & Crutcher LLP
Keith Meister
Corvex Management LP
Richard O’Toole
Related Fund Management, LLC

EXHIBIT A

ACKNOWLEDGMENT

Each of the undersigned hereby acknowledges that (i) the undersigned is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement on Schedule 14A attached hereto (the “Filing”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CORVEX MANAGEMENT LP

By:	/s/ Keith Meister
Name: Keith Meister
Title: Managing Partner

KEITH MEISTER

By:	/s/ Keith Meister

RELATED FUND MANAGEMENT, LLC

By:	/s/ Richard O’Toole
Name: Richard O’Toole
Title: Vice President

RELATED REAL ESTATE RECOVERY FUND GP-A, LLC

By:	/s/ Richard O’Toole
Name: Richard O’Toole
Title: Vice President

RELATED REAL ESTATE RECOVERY FUND GP, L.P

By:	/s/ Richard O’Toole
Name: Richard O’Toole
Title: Vice President

RELATED REAL ESTATE RECOVERY FUND, L.P.

By:	/s/ Richard O’Toole
Name: Richard O’Toole
Title: Vice President

RRERF ACQUISITION, LLC

By:	/s/ Richard O’Toole
Name: Richard O’Toole
Title: Vice President

JEFF T. BLAU

By:	/s/ Jeff T. Blau

RICHARD O’TOOLE

By:	/s/ Richard O’Toole